HSBC Investor Funds

July 8, 2011

VIA EDGAR

Ms. Laura Hatch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	HSBC Investor Funds, HSBC Investor Portfolios and HSBC Advisor Funds Trust (the “Registrants”)

Dear Ms. Hatch:

This letter responds to the comments that you provided to Frederick H. Sherley of Dechert LLP in a telephone conversation on June 1, 2011 regarding the annual reports to shareholders for the fiscal year ended October 31, 2010 for the series (each, a “Fund”) of the Registrants (the “Reports”).

Your comments and the Registrants’ responses are set forth below.

1.       Comment. Please explain why the expense figure for “other expenses” is negative in the statement of operations for HSBC Investor International Equity Portfolio.

          Response. Due to the nature of the expense budgeting process, it is not unusual for a mutual fund to have an over- or under- accrual that is not material to the fund’s net asset value per share calculation and is therefore addressed as appropriate as an item in the fund’s statement of operations. The expense figure you cite for the HSBC Investor International Equity Portfolio is an example; there was a small over-accrual in the fiscal year ended October 31, 2009 that was determined to be immaterial, and the financial statements for the fiscal year ended October 31, 2010 reflect this and are correctly stated.

To explain, estimated “other expenses” of approximately $46,000 were accrued for the International Equity Portfolio during the year ended October 31, 2009, but the actual “other expenses” for the year ended October 31, 2009 were approximately $30,000, resulting in an over-accrual of approximately $16,000. This amount was accrued back into the International Equity Portfolio during the year ended October 31, 2010. However, actual “other expenses” were approximately $8,000 for the year ended October 31, 2010. The combination of the prior over-accrual of approximately $16,000 and the actual current year expenses of approximately $8,000 resulted in the negative “other expenses” amount of approximately $8,000 on the statement of operations for the year ended October 31, 2010. The actual other expenses for the year ended October 31, 2010 were significantly lower than the other expenses in prior years primarily due to a reduction in Rule 22c-2 fees charged to the International Equity Portfolio and a decrease in the International Equity Portfolio’s net assets.

2.       Comment. The discussion in the related party transactions portion of the footnotes relating to the HSBC Investor Growth Portfolio indicates that the maximum advisory fee is 68 basis points, but that the advisory and sub-advisory fees had been contractually reduced to 57.5 basis points. Is the 10.5 basis point difference a waiver? If so, it would not appear to be properly reflected in the statement of operations.

          Response. The 0.105% difference that is disclosed is not a fee waiver, because the maximum advisory fees currently payable to HSBC Asset Management (USA) Inc. (“AMUS”) and Winslow Capital Management, Inc. (“Winslow”) with respect to the Growth Portfolio under the applicable contracts total 0.575% annually of average daily net assets. Rather, it is a disclosure of the fact that the Growth Portfolio is currently authorized to pay up to a total of 0.68% annually of average daily net assets for investment management without seeking further shareholder approval in certain circumstances.

HSBC Investor Portfolios has entered into an Investment Advisory Contract Supplement with AMUS with respect to the Growth Portfolio providing that the investment advisory fee payable to AMUS is 0.175% of the average daily value of the Fund’s net assets. Winslow serves as investment sub-adviser to the Growth Portfolio pursuant to a Sub-Advisory Agreement providing for a separate investment sub-advisory fee at a rate of 0.40% annually of the average daily value net assets, resulting in a current total annual fee for advisory services of 0.575%.

However, shareholders of the Growth Portfolio approved an Investment Advisory Contract Supplement with AMUS providing for a total investment management fee for the Growth Portfolio of up to 0.68% at a meeting held on June 13, 2008, subject to a limit of 0.175% on AMUS’ portion of the fee. Accordingly, it is possible that the Growth Portfolio could have a higher total investment advisory fee than is currently assessed without further shareholder approval, if AMUS retains a sub-adviser in accordance with the “manager-of-managers” exemptive relief upon which the Registrants rely at a higher sub-advisory fee than is currently provided in the Sub-Advisory Agreement with Winslow, provided that it does not exceed 0.505% annually of average daily net assets.

3.       Comment. For the Class A shares of the California Tax-Free Money Market Fund, why is the performance data calculated only for a portion of 2007, 2008 and 2010 when the class was operational in each year?

          Response. The performance for Class A shares of the HSBC Investor California Tax-Free Fund was calculated only for a portion of 2007, 2008 and 2010 because Class A shares of the Fund were operational only for certain days during 2007, 2008 and 2010. The total returns presented in the Financial Highlights represent the total return of the operational days during the year.

4.       Comment. For several of the money market funds, note four to the financial statements indicates that Citi Fund Services Ohio, Inc. (“Citi”) waived sub-administration fees amounting to $264,000 and AMUS waived administration fees totaling $407,000. Given that AMUS pays Citi out of its fees, was the $264,000 in waivers passed through to the money market funds? More generally, how were the administration fee waivers allocated among the money market funds? Was it based on net assets or some other methodology?

          Response. The $264,000 waived by Citi was passed through to the money market funds, and the waivers by both Citi and AMUS were allocated to the money market funds based on the net assets of the respective Funds.

5.       Comment. For the World Selection Funds, the Manager’s Discussion of Fund Performance is combined for the four funds. Please consider providing each Fund’s discussion separately to give a better idea as to how each Fund performed against its benchmark.

          Response. Management has noted your comment, and is considering enhancements to the disclosures in prospective shareholder reports.

6.       Comment. The performance of each of the World Selection Funds is compared to four indexes. Please explain whether the first index given is the primary broad-based securities market index for each Fund and the others are supplementary, or whether the intention is to have four primary broad-based securities market indexes for each Fund.

          Response. Each of the World Selection Funds treats the S&P 500 Index, the first index given in the Fund’s line graph comparison, as its primary broad-based securities market index.

The other indexes are “additional indexes” as described in Instruction 6 to Item 27(b)(7)(ii) of Form N-1A.

7.       Comment. The World Selection Funds appear to have omitted the broad-based securities market index that was used prior to January 2010; it appears that this prior index should have been included in addition to the new indexes, per Form N-1A.

          Response. The World Selection Funds did not change or omit their broad-based securities market index in January 2010. Rather, the Funds ceased presenting information about certain additional indexes that is not required under Form N-1A.

Prior to January 2010, the World Selection Funds had been branded as the LifeLine Funds and followed a different investment strategy. At that time, the Funds had used the S&P 500 Index as their broad-based securities market index and compared their performance to customized blended indexes that were “additional indexes” within the meaning of Form N-1A and thus optional disclosure. After the rebranding and the related changes in the Funds’ investment strategies, it was determined that the prior additional indexes were no longer appropriate as comparisons, and the disclosure was amended to remove the disclosures regarding the blended indexes and include the comparisons to the current additional indexes.

8.       Comment. The World Selection Funds’ portfolio composition charts are broken down by affiliated funds, unaffiliated funds, ETFs and affiliated portfolios. Please consider replacing or supplementing this breakdown with one based on asset classes.

          Response. In light of this suggestion, HSBC Investor Funds changed its portfolio composition charts in its semi-annual report dated as of April 30, 2011 to present the investment company holding percentages based upon the types of underlying holdings (e.g., domestic equities, international equities, fixed income, alternatives and cash).

9.       Comment. Comparing the fee tables in the prospectus dated February 28, 2011 prospectuses against the financial highlights, it would appear that there are differences for the HSBC Investor Tax-Free Money Market Fund and the World Selection Funds that cannot be explained solely by acquired fund fees and expenses. Were the fee tables restated? If not, what is the reason for the difference?

The Prospectus fee tables were not restated for either the HSBC Investor Tax-Free Money Market Fund or for the World Selection Funds, and the expense ratios reflected in the financial highlights are correctly stated.

The differences reflected between the prospectus fee table and financial highlights for the Tax-Free Money Market Fund are the result of several factors. First, the Prospectus fee table includes Acquired Fund Fees and Expenses that were less than a full basis point, but enough to round up the Total Annual Fund Operating Expenses line item by a basis point in the case of Class D and Class Y shares. This resulted in the expense ratios of the Class D and Class Y shares as presented in the Prospectus fee table being one basis point higher than as reflected in the Annual Report.

In addition, the Class A shares had extremely low net asset levels during the year (average net assets for the year were $255) which caused the daily expense ratios to deviate from the contractual fee rates due to penny rounding. The expense ratios presented in the Prospectus are based on the contractual fee rates.

Finally, as footnoted in the Annual Report, the Class I shares were only operational 51 days during the year. The ratios disclosed in the Annual Report reflect annualized expenses accrued only on those days. The expense ratios presented in the Prospectus are representative of a full year of operations based on the contractual fee rates.

For the World Selection Funds, the difference between the fee tables and financial highlights is the result of the expenses allocated from investments in the affiliated Funds of HSBC Investor Portfolios in which the World Selection Funds invest being included in the Ratio of Expenses to Average Net Assets in the Annual Report to Shareholders, but in the Funds’ Acquired Fund Fees and Expenses item in the fee tables.

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Please address any questions you may have concerning this letter to me at 614-428-3928. Thank you in advance for your attention to this letter.

Very truly yours,

/s/ Ty Edwards

Ty Edwards
Treasurer